Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

November 6, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company and Normabec Mining Resources Ltd. (“Normabec”) announced that Normabec’s shareholders have overwhelmingly voted in favour of the proposed arrangement involving the Company, Normabec and Brionor Resources Inc., a wholly-owned subsidiary of Normabec.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 6, 2009

SCHEDULE “A”

News Release for Immediate Release

NORMABEC SHAREHOLDERS APPROVE
PLAN OF ARRANGEMENT WITH FIRST MAJESTIC

Montreal, November 6, 2009. Normabec Mining Resources Ltd. ("Normabec") (TSX-V:NMB) is pleased to announce that its shareholders have overwhelmingly voted in favour of the proposed arrangement involving First Majestic Silver Corp ("First Majestic") (TSX:FR), Normabec and Brionor Resources Inc. (“Brionor”), a wholly-owned subsidiary of Normabec. Following the unanimous recommendation by the Normabec Board of Directors, the transaction was approved by over 99% of the votes cast at the special shareholders meeting held today in Montreal. The Final Court Order approving the Arrangement will be sought on November 9, 2009. The effective date of the arrangement is expected to be November 13, 2009.

“We are excited that the shareholders of Normabec have approved the transaction with First Majestic” said Robert Ayotte, President of Normabec. Brionor will hold Normabec’s interest in the Pitt Gold Property, and all other Québec mineral interests currently held by Normabec, and will continue to be managed by the existing Normabec management. First Majestic will also invest, via a private placement, $300,000 in Brionor, representing 9.9% of the outstanding capital of Brionor after closing.

This transaction is expected to substantially benefit Normabec shareholders by not only allowing them to participate in the future upside of First Majestic, a producing silver company focused in Mexico, but also allowing them to retain the growth potential of the Pitt Gold Project located in Québec.

Contact

TEL: 450-441-9177	Robert Ayotte, President & CEO

EMAIL:	info@normabec.com
WEBSITE:	http://www.normabec.com

TEL: 604-688-3033	Keith Neumeyer, President & CEO
First Majestic Silver Corp.

EMAIL:	info@firstmajestic.com
WEBSITE:	http://www.firstmajestic.com

Neither the TSX Venture Exchange (TSX Venture) nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.